FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2005

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	___X_______	Form 40-F	_________

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes	__________	No	____X____

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Press release

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated August 29, 2005 (Quebecor Inc.)

INFORMATION RELEASE

Quebecor Inc. invests $110 million in Ontario

– Pledges major financial and resource commitment for long-term growth

– Consolidation of printing with announcement of new Ontario facility

– Douglas Bassett to chair newly created Quebecor-Ontario Advisory Board

– Sun Media properties to converge

TORONTO, August 29, 2005 – Quebecor Inc. today announced a major investment into its Ontario based media properties. This is more than just a financial commitment and includes these major initiatives:

–	The convergence of the Toronto Sun, Canoe.ca, 24 hours, and SUN TV (formerly Toronto 1) into a true convergence cross-platform format, the first of its kind in Canada;

–	The consolidation of Quebecor’s Ontario printing facilities into a new state-of the art facility in Islington, Ontario.

–	The formation of an Advisory Board to oversee Quebecor’s Ontario media interests;

“We are committed to providing funding, resources and our considerable expertise in order to build our Ontario media properties into a strong convergent voice,” said Pierre Karl Peladeau, President and Chief Executive Officer, Quebecor Inc.

“We want to take the little paper that grew, the legendary Toronto Sun, and help it grow and prosper with the multitude of convergence opportunities afforded us in SUN TV, Canoe.ca and 24 hours. Our intent is to take the Toronto Sun back to its community roots with the benefit of a revitalized multimedia platform. Our objective is to provide our audiences with a unique media environment that they will find stimulating on many different levels.”

Advisory Board

“Pierre Karl’s vision for media, meeting at the crossroads, is something I am very excited to be a part of and contribute my experience to,” said Douglas Bassett, newly appointed Chair, Quebecor-Ontario Media Advisory Board. “I believe the potential of these properties is enormous and that with the commitment of Quebecor the promise will be fully realized.”

Other advisory board members representing the most diverse community in the world and a new publisher of the Toronto Sun will be announced shortly.

Sun Media Convergence

The convergence of the Toronto Sun, SUN TV, 24 hours and Canoe.ca into a cross-pollination of news, entertainment, sports and community will be an exciting meeting of styles and formats.

Based on Quebecor’s successful convergence model, the Ontario format, while utilizing Quebecor’s strength and expertise, is incorporating a mix of news and community interests creating a larger content pool with increased opportunities. The result will be a convergence format that provides a strong sense of community on-air, online, and in the newspaper. To that goal plans call for Sun TV to join their colleagues at the King Street local in the near future.

Quebecor strongly believes that convergence in the Ontario market will create:

–	A sustainable competitive edge, in the country’s most competitive media market;
–	A higher quality of content;
–	An increase in advertising sales;
–	A more effective marketing of services;
–	Increased power for events and promotions.

The strategy is to position the Quebecor’s media properties as the epicenter of multimedia convergence while simultaneously raising the awareness, relevance, necessity and immediacy of SUN TV, Toronto Sun, 24 hours and Canoe.ca.

On a journalistic note, a significant aspect of the plan calls for the revitalization of Sun Media and the flagship Toronto Sun newspaper, back to its roots as a community focused newspaper. To this goal there will be a series of announcements, shortly, about a number of high profile media personalities, who will be joining the Sun to ensure its indispensable role as a unique and vital voice of the city and the province.

Consolidation of Ontario printing with new State-of-the-art Print Facility

The third component in the plan will see Quebecor consolidate newspaper printing facilities into one, new state of the art facility that will be located in Islington, Ontario.

The new printing presses, manufactured by Man Roland, the world’s largest supplier of offset presses, will be equipped with an automated definition and colour density system, an innovative colour printing process that guarantees uniformly brilliant print quality on every copy.

With this new equipment, the Toronto Sun, the London Free Press and 24 hours will have the capacity to produce a full-colour daily newspaper for their readers and advertisers. The papers will be able to use an unlimited selection of colours for both editorial content and advertising in order to deliver a more attractive and readable product. The new presses will also produce other Quebecor print contracts including directories for Yellow Book. Yellow Book is one of the largest directory publishers in the U.S. and recently signed a long-term $900 million contract with Quebecor World to print 100% of its directories.

The new print facility will be operated by a new entity co-owned by Quebecor Media and Quebecor World, serving both their customers. Utilizing this innovative technology will provide a better product to readers and advertisers and is a much more efficient process. It is faster; more automated and supports a wide range of insert options, including special sections, advertising supplements and geographically targeted ads. The consolidation of the newspaper printing operations will result in the reduction of 320 employee positions though it will be offset by the creation of 200 positions at the new facility.

Media Contact:	Source:
Peter Donato	Luc Lavoie
Special Assignment Inc.	Executive Vice President, Corporate Affairs
Tel.: 416.964-6118	Quebecor Inc.
Cell: 416-271-4316	Office: (514) 380 1974
E-mail: donato@specialassignment.com	Portable: (514) 236 8742
E-mail: lavoie.luc@quebecor.com